05010197

SUPPL

RECEIVED
2005 AUG -4 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

July 25, 2005

TSX Venture: DTA
No. of Pages: 5

NEWS RELEASE

Core Drilling to Commence - HY Gold Prospect, Tintina Gold Belt, South East Yukon

Dentonia has been advised by Aurum Geological Consultants Inc., Whitehorse, that it expects the core drilling at the HY Gold Prospect to commence before the end of July.

This core drilling will consist of a number of holes, drilled at right angles to the trends of the two gold zones, at a dip of -60°, to depths of 150m+, at an estimated cost of $150,000, provided by Dentonia's flow-through-funds.

The West Gold Zone, which trends north-northwest is 1.4 kilometers in length with a width of 50-100m and contains quartz veins with values in grab samples ranging up to 144 g/t Au (4.2 oz./ton). Soil geochemical values range up to 909 parts per billion[1] Au and 253 parts per million As.

The East Gold Zone is located 800 meters east of the West Gold Zone, also trends north-northwest, is 900 meters in length with width of up to 350m. Values in grab samples range up to 37.6 g/t Au. Soil geochemical values range up to 1,259 parts per billion Au and 1,783 ppm As.

Past work on the HY Gold Prospect emphasized an "intrusion-related" model for gold mineralization. In contrast, more recent models have suggested the possibility of replacement style mineralization within quartzite or limy sediment or lime stone, such a sedimentary-hosted deposit, distal to intrusions, is the Brewer Creek deposit (1,300,000 oz Au) located further north, up the Tintina Gold Belt.

The Tintina/Tombstone Gold Belt is an arc of gold deposits and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Creek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (7 million oz Au at 0.55 oz/ton (18.90 gr/t Au), currently undergoing mine permitting by Tech

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

[1](1,000 part per billion = 1 gr/tonne)

Cominco-Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Creek (1.3 million oz Au) and the Hyland Gold Prospect.

Dentonia has an option to earn a 100% interest in the HY Gold Prospect, by making further payments over 7 years, subject to royalties with Dentonia retaining buy-out-rights.

OVERVIEW OF DENTONIA'S OTHER PROJECTS

DO27 Diamond Project, Lac de Gras, NWT

DHK Diamonds Inc. ("DHK"), in which Dentonia has a one-third equity position, has been advised by Peregrine, the operator, that it expects to obtain a full modeled valuation, i.e. including statistical projections as oppose to a simple estimated valuation of the diamonds recovered from the 2005 mini bulk sample, but no definite time table has been provided. The existing diamond parcels, however, may not have sufficient carats to make such modeled valuation possible, and a larger sample may be required.

The core from this year's winter/spring core drilling is in the process of being split and will be shipped to Lakefield, Ontario, for caustic fusion and micro diamond analysis. It may take 6-8 weeks before results are available.

One significant result of the core drilling is the fact that one hole was drilled to a depth of 465m, as opposed to 215m in 1993, and stopped in kimberlite, thus extended the kimberlite to a greater depth and increasing its volume by a possible 50%. The reserves in the DO27 were previously estimated at 22,000,000 tonnes to a depth of 300m and could easily exceed 30,000,000 tonnes with this new data.

In the same report, the precursor hypabyssal sill was given a probable reserve of 8,000,000 tonnes to a depth of 200m. No reserve figure was ever given for the adjacent DO18 kimberlite, a substantial pipe.

To put these results in perspective and demonstrate the complexity of the DO27 kimberlite pipe, the total kimberlite material recovered from the 1994 bulk sample and the 2005 mini bulk sample were 4,412 tonnes. From the respective facies or vents of this pipe the kimberlite material were derived as follows: the precursor hypabyssal sill (1,258 tonnes, total carats 16), the Minor Vent, or volcaniclastic facies (3,003 tonnes, total carats 1,079) and the Major Vent or pyroclastic facies, the mini bulk sample, (151 tonnes, total carats 148, with 21 stones being larger than one-half carat); the respective grades and values for the hypabyssal sill were 0.013 ct/tonne, US$33.50 per carat (1994), for the Minor Vent 0.356 ct/tonne, US$ 21.70 ct/tonne (1994), and for the Major Vent 0.98 ct/tonne with valuation pending.

From these figures it is apparent that mini bulk sample from the Major Vent constituted 3.42% of all kimberlite sampled, but produced 11.90% of the carats recovered.

The material and data form the hypabyssal sill were included, for reasons, which are apparent from Dentonia's news release of June 28, 2005, to quote:

> [2]"Hypabyssal sill, low grade, but in terms of nitrogen impurity content are very similar to diamonds from the Coromandel area (Brazil), which is known for the presence of large (200-300 cts) diamonds in its placer, suggesting the possibility that very large (over 100 cts) stones may occur among the diamonds from DO27 pipe, in particular, from the low grade precursor Hypabyssal sill."

Thus the possibility exists that the hypabyssal kimberlite material, together with the other material from DO27 kimberlite pipe, may be commercial and be a mineable reserve."

In addition, a summer core drill program has commenced around the DO27 and DO18 kimberlite pipes to more fully delineate the diamond resources within these two kimberlite pipes, initially, at Peregrine's sole costs, namely $500,000. To date, two holes have been completed intersecting 164m of kimberlite, the third hole is in progress and reached kimberlite after the penetrating 34m of overburden.

From the logging of the core drilled in 1993, the Minor Vent, primarily sampled in 1994, appears to be subsequent event and overlies the Major Vent (Drill hole DO27-05) and may explain the poor results in 1994.

DHK has a 20% contributing interest, after the initial $500,000 expenditure by Peregrine. It made its contribution to this winter/spring core-drilling program and made advances for the fusion and micro diamond analysis, totaling $191,891.61.

<u>Pellatt Lake, North of the Ekati Diamond Mine and immediately North of DeBeers' Hardy Lake Leases, NWT</u>

A Falcon airborne geophysical survey (magnetic and gravity) was completed over this block last fall at the cost of Peregrine and four geophysical targets have been identified, which need follow up exploration. This work will be undertaking, this summer, by Peregrine and will consist of ground truthing of these targets and indicator mineral sampling.

The Pellatt Lake claim block consists of 13 claims (about 32,500 acres), 7 of which are owned by Dentonia and 6 by DHK, all these claims have been optioned to Peregrine, which may earn a 75% interest in any target, if taking to production, at Peregrine's cost. This block contains one diamondiferous dike and the three claims surrounding this dike are being taken to lease at DHK's cost.

[2] Based on the Report "Infrared Study of Diamond from the DO-27 Kimberlite Pipe, NWT, Canada" by Dr. Felix V. Kaminsky et al., November, 1999.

Thomlinson Creek, near Hazelton, Central British Columbia.

A prospecting and sampling crew commenced its program at Dentonia's Thomlinson Creek Copper, Molybdenum, Tungsten Prospect to determine the extend of a large geochemical anomaly and the locations of possible drill holes.

Drill hole #6, drilled by Noranda in 1981, at the eastern part of this geochemical anomaly intersect 6m of 0.17% Cu and 0.236% Mo, having an approximate gross value of $200 per tonne at today's metal prices.

Dentonia has an option to earn 100% in the Thomlinson Creek Prospect, by making further payments over 10 years, subject to royalties with Dentonia retaining buy-out-rights.

For additional details of the above prospect, see Dentonia's news releases, July 4, June 28, June 22 and June 16, 2005.

Atkinson Gold Prospect, Porcupine Mining Division, 25km South of the Detour Lake Mine, Ontario

Line cutting and ground geophysical surveys were completed on the Horner and Lipton Lake claims of the Atkinson Gold Prospect, in April and May, 2005. The results became available now.

Horner Claim Block

On the Horner claim block, the program consisted of 16.1 line kilometers of line cutting and ground magnetometer and 11.7 line kilometers of Max Min II surveys. The surveys defined MAX Min II conductors coincident with a flanking a discrete magnetic high of 200 to 400 gammas. The survey results indicate that the electromagnetic and magnetic features have been folded and possibly faulted and have defined two areas on the property that will require drill testing for potential gold and/or base metal mineralization.

Lipton Claim Block

On the Lipton claims, approximately 27.0 line kilometers of line cutting and magnetometer surveys were completed. The magnetic survey traced the main chemical sedimentary unit 500 meters to the south and defined a discrete magnetic high, in the northern portion of the property, requiring an IP survey to more clearly define this target. Significant gold and anomalous base metal concentrations have been interested by previous drilling along the horseshoe shaped main chemical sedimentary unit.

Previous drill intersections of the main chemical sedimentary unit, which has now be extended, are summarized as follows:

Hole	From(m)	To(m)	Length(m)	Au (g/t)
96-03	82.00	95.00	13.00	7.50
Including	83.00	92.00	9.00	10.70
96-11	77.00	88.00	11.00	2.87
Including	81.00	82.00	1.00	22.63
96-12	79.00	82.00	1.00	22.63
Including	79.00	80.00	1.00	1.70
96-13	68.00	70.00	2.00	0.36
96-14	85.00	86.00	1.00	0.54
96-16	79.00	81.50	2.50	0.58
96-18	84.00	85.00	1.00	1.03
96-19	19.00	21.00	2.00	0.65
96-21	75.00	77.00	2.00	0.52
96-22	45.00	46.00	1.00	2.91
96-27	70.00	71.00	1.00	2.53
96-29	66.00	84.00	18.00	0.69
Including	67.00	69.00	2.00	3.08

Dentonia has an option to earn a 100% interest in the Atkinson Gold Prospect by making additional payments over a 10-year period, subject to royalties, with Dentonia retaining buy-out rights.

The Detour Lake mining camp is currently being actively explored by several junior mining companies.

For further details refer to Dentonia's press release of February 25, 2005.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.